Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Creator Capital Limited ("CCL" or the “Company”)
Canon's Court

22 Victoria Street
Hamilton HM 12, Islands of Bermuda

Item 2

Date of Material Change

April 3, 2006

Item 3

News Release

The new Release dated April 3, 2006 was disseminated via CCN Matthew.

Item 4

Summary of Material Change

Creator Capital Limited announces a co-venture between its subsidiary, ETV Channels On Demand, Inc. and Global Sports & Entertainment Group ("GSE") for broadband delivery of 127,000 video program titles.

Item 5

Full Description of Material Change

Creator Capital Limited announces a co-venture between its subsidiary, ETV Channels On Demand, Inc. and Global Sports & Entertainment Group for broadband delivery of 127,000 video program titles

This brings a wealth of additional content to ETV for delivery on demand over its global Internet distribution network.  GSE’s programming comprises multiple genres -- from boxing, wrestling, martial arts, and extreme sports, to classic television shows, Broadway and Music Concerts, as well as Las Vegas Reviews.  The emphasis is on pay-per-view live music and sports events such as “Cool World Extreme Sports”, “BigStar, Golden Gloves & Main Event Challenge Boxing”, Professional Wrestling from “The Golden Age of Wrestling”, “GLOW “, Music Concert Series “By Invitation Only”, “The 50th Anniversary of Rock & Roll” and “Smooth Jazz HD”, plus Theatrical Productions “Marilyn, In Her Own Words”, “Ghostdance”, and “Skintight & Erocktica” live from Las Vegas.  ETV’s global Internet viewers will be able to choose these and many other programming alternatives over the Internet, 24 hours a day, with full-screen broadcast resolution on a guaranteed bandwidth backbone -- at the click of a button.  ETV and GSE will split profits on a revenue share basis.

Initial distribution will be made through the ETV Channels On Demand system in Thailand through an aggregated group of ISP’s with more than 8 million broadband subscribers, and to a broadband subscriber base in China of over 50 million users.  Thereafter, through its partnership with Media Partners International, Co. Ltd of Thailand, ETV Channels on Demand will offer the content throughout Southeast Asia, Hong Kong, Taiwan, and India, where potential viewership approximates 600 million.

ETV’s partners in South America, Europe and the Middle East will provide an additional potential audience of 400 million for ETV Channels On Demand. This will expose the content of Global Sports & Entertainment Group to a massive global audience of some 1 billion viewers.

With the addition of GSE’s abundant live sports and entertainment events, ETV further positions itself to be a major global digital distributor of high-quality entertainment and sports content for the international market, providing a total direct-to-the-consumer solution combining the latest Internet streaming technology with a massive choice of compelling content – on demand, 24 hours a day at the simple click of a keyboard button.

GSE maintains a massive catalogue of high-value sports and entertainment properties; creates; produces; acquires; and, distributes high concept programming designed to meet the demands of the consumer using a combination of state-of-the-art digital, high definition and HD3D conversion and restoration technologies.  All GSE properties are available for Traditional Distribution as well as: Internet Protocol Television (IPTV); Video On Demand (VOD); Pay-Per-View (PPV); and Streaming Media. By utilizing it¹s proprietary conversion and restoration technologies, GSE creates, produces and re-purposes new and existing media in all digital formats for maximum monetization in the global marketplace. GSE continues to create and acquire a significant volume of quality programming, on an ongoing basis, which will be available to a global Internet audience through ETV’s Channels on Demand system.

The Company has completed settlement of four outstanding CCL trade payables in the total amount of US$195,832.00 in exchange for CCL common shares at a deemed value of US$0.25 per common share.  A total of 783,328 shares will be issued.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Deborah Fortescue-Merrin, President at (604) 947-2555.

Item 9

Date of Report

Dated at Vancouver, BC, this 3rd day of April 2006

CREATOR CAPITAL LIMITED

/s/ Deborah Fortescue-Merrin,

_____________________________

Deborah Fortescue-Merrin,

President